

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Yosbani Mendez
Chief Executive Officer
Load Guard Logistics, Inc.
6317 SW 16th Street
Miami, FL 33155

> **Re:** **Load Guard Logistics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2013**
> **File No. 333-186321**

Dear Mr. Mendez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling shareholders will sell their shares of common stock at the same price that they purchased the shares until the shares are quoted on the Over-the-Counter Bulletin Board. It would appear that the publicly-tradable shares offered pursuant to this prospectus would be more valuable than shares that were privately placed. This suggests that the $0.04 per share price of the shares you are registering here is not a bona fide sales price. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.04. Your explanation should address the fact, as appropriate, that the $0.04 per share price was the original price paid by selling security holders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

2. Please revise to provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus per Item 502(b) of Regulation S-K.

3. We note your disclosure that you intend to apply for quotation on the Over-the-Counter Bulletin Board following the effectiveness of the registration statement yet you also state on the prospectus cover page and pages 1, 4, 5, 20 and 21 that the price of the common stock in the offering will be fixed for the duration of the offering. Please revise to clarify that you will apply for quotation only after the offering has concluded or tell us how you and the selling shareholders expect to conduct a fixed price offering while there is a trading market.

4. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

5. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Prospectus Cover Page

6. Please disclose the net proceeds you will receive and the net proceeds the selling shareholders will receive. Refer to Item 501(b)(3) of Regulation S-K.

Registration Statement Cover Page

7. Please revise footnote 3 to the "Calculation of Registration Fee" table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

The Offering, page 5

8. Please include a line disclosing the net proceeds the selling shareholders will receive.

Risk Factors, page 6

9. Please remove the sentence in the introductory paragraph beginning with "There may be additional risks…" All material risks should be discussed in this section. If risks are not deemed material, then they should not be mentioned.

10. Please combine risk factors numbered 13, 28 and 29 as they appear repetitive.

11. It appears that you do not maintain insurance for your business. If you do not maintain insurance and do not intend to maintain insurance in the future, please add a risk factor discussing your absence of insurance, the anticipated absence of insurance in the future, and any associated risks related thereto.

Description of Business, page 23

12. Please revise this entire section so that it provides a better sense of what your company does and what steps you have taken to develop your business. Please revise extensively to provide investors with a better understanding of what the actual investment risks and opportunities are. Please provide investors with details regarding the costs and timelines you face in reaching your goals.

13. Please disclose whether you currently own or lease any trucks, dry van trailers or tractors for use in your business.

14. To the extent that your contracts with your independent contractor or any of your customer contracts are material to you, please file a copy as a material contract.

Selling Security Holders, page 17

15. Please disclose whether there are existing familial relationships between the selling shareholders and you. We note that there are selling shareholders with the same last name as your officers and directors. Please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. Please advise or revise your table as necessary.

Description of Securities to be Registered, page 22

Non-cumulative Voting, page 22

16. The percentages in this section do not appear to be accurate. Please revise.

Background Information about Our Officers and Directors, page 38

17. Please disclose in Mr. Francisco Mendez's biography what positions he held with El Palenque Vivero, Inc., that he founded the company with his brother Yosbani, and disclose what line of business Load Guard, Inc. is in and El Palenque Vivero was in.

18. Please disclose in Mr. Yosbani Mendez's biography that he founded El Palenque Vivero, Inc. with his brother Francisco, he also founded Load Guard, Inc. with his brother Francisco and what positions he holds with Load Guard, Inc.

19. Please disclose what positions Messrs. Yosbani and Francisco Mendez hold with LGT, Inc.

20. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director on a director-by-director basis. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 39

21. We note your disclosure that the company has agreed to pay Mr. Francisco Mendez a
weekly salary of $230 as well as a fee for any loads he delivers as an alternate driver yet
there are no amounts listed in the Summary Compensation Table for him. Please revise if
any such amounts were paid to him in the fiscal years reflected in the table.

Certain Relationships and Related Transactions, page 41

22. Please include in this section the related party transactions disclosed in Notes 3 and 6 to
the consolidated financial statements. See Item 404(d) of Regulation S-K.

Disclosure of Commission Position…, page 41

23. Please revise this section to include the statement regarding the Commission's position
on indemnification for Securities Act liabilities in Item 510 of Regulation S-K and delete
the language currently there.

Part II

Other Expenses of Issuance and Distribution

24. Please specify in this section that all such expenses will be borne by the company using
cash on hand.

Undertakings

25. Please revise 4(v) in the undertakings to contain the language found in Item 512(a)(5) of
Regulation S-K.

Signatures

26. Please revise the signature page to include the signature of your principal financial
officer. To the extent Mr. Yosbani Mendez is also your principal financial officer, please
revise to clarify that in the second part of the signature block.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>via e-mail</u>
  James B. Parsons, Esq.